EX-99.4(k)

SUPPLEMENT 2050 Fund to
INVESTMENT ADVISORY AGREEMENT

Supplement made as of this 1st day of October, 2012, by and between Mutual of America Capital Management Corporation, a Delaware corporation (the “Adviser”), and Mutual of America Investment Corporation, a Maryland corporation (the “Company”), supplementing and amending the investment advisory agreement dated the 21st day of April, 1993, as previously supplemented, by and between the Adviser and the Company (the “Investment Advisory Agreement”),

WITNESSETH

WHEREAS, the Company desires the Adviser to provide investment advisory services with respect to the management of the assets of the 2050 Retirement Fund of the Company, in the manner and on the terms hereinafter provided, and the Adviser has agreed to provide such services.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the Investment Advisory Agreement is hereby supplemented as follows:

1. Engagement of Investment Advisory Services. The Company authorizes the Adviser to provide investment advisory and management services for the 2050 Retirement Fund, in the manner described in the Investment Advisory Agreement, and for the compensation applicable to the Retirement Funds described in Paragraph 6 as amended.

IN WITNESS WHEREOF, the parties hereto have executed this Supplement to the Investment Advisory Agreement by their duly authorized officers as of the date first written above.

MUTUAL OF AMERICA CAPITAL		MUTUAL OF AMERICA

MANAGEMENT CORPORATION		INVESTMENT CORPORATION

By	/s/ Amir Lear	By	/s/ John R. Greed

	Amir Lear		John R. Greed
	Chairman and CEO		Chairman, President and Chief Financial Officer